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                                                                      EXHIBIT 99

                                 VOXWARE, INC.
            Important Factors Regarding Forward-Looking Statements

    In addition to other information in this annual report on Form 10-K, the following risk factors should be carefully considered in evaluating the company and its business because such factors currently have a significant impact in the company's business, operating results or financial condition. This Form 10-K contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Form 10-K. As used in this exhibit, "we" and "us" and "our" refer to Voxware, Inc. and its subsidiaries.

If the Company continues to incur operating losses, it may be unable to continue its operations.

Voxware has incurred losses since it started in August 1993. As of June 30, 2001, the Company had an accumulated deficit of $41,379,000 of which $4,544,000 was derived from the loss from the write-down on impairment of intangibles, $675,000 from the accretion of preferred stock to redemption value and $2,932,000 from the beneficial conversion feature as a result of the Castle Creek transactions consummated in August 2000 and April 2001. If the Company continues to incur operating losses and fails to become a profitable company, it may be unable to continue its operations. The Company incurred net losses of approximately $4,286,000 in fiscal 1999, $2,245,000 in fiscal 2000, and $15,524,000 in fiscal 2001. In addition, the Company expects to continue to incur net losses in at least the near term quarters. The Company's future profitability depends on its ability to obtain significant customers for its products, to respond to competition, to introduce new and enhanced products and to successfully market and support its products. The Company cannot assure you that it will achieve or sustain significant sales or profitability in the future.

If the Company is unable to raise additional capital in the future, it will be unable to continue its product development, marketing and business generally.

In the future, Voxware will need to raise substantial additional capital to fund operations, including product development and marketing. Funding from any source may not be available when needed or on favorable terms. If the Company cannot raise adequate funds to satisfy its capital requirements, it may have to limit, delay, scale-back or eliminate product development programs or marketing or other activities. Voxware might be forced to sell or license its technologies. Any of these actions might harm the Company's business. Voxware cannot assure you that any additional financing will be available or, if available, that the financing will be on favorable terms. If financing is obtained, the financing may be dilutive to the Company's current stockholders.

If the Company's speech recognition products are not adopted for use in its target markets, it will be difficult for the Company to generate revenues and profits.

The speech industry is relatively new and rapidly evolving. Accordingly, it is difficult to accurately predict demand and market acceptance for the Company's recently introduced products. The speech industry currently has a limited number of proven products and popular perceptions about the use of speech recognition products (including reliability, cost, ease-of-use and quality) may impact the growth of the market for such products. While the Company believes that speech recognition technology offers significant advantages over competing products for a broad range of warehouse and industrial applications, it cannot assure you that the market for voice-based products will grow significantly or that its products will become widely accepted. Therefore, it is difficult to predict the size and future growth rate, if any, of this market. If the market for the Company's products does not develop or if its new products do not achieve market acceptance, its future financial results will be adversely affected.

If the Company's VoiceLogistics(TM) family of products is not successful in the market, it will not be able to generate substantial revenues or achieve profitability.

The Company's success is substantially dependent on the success of its VoiceLogistics(TM) family of products. Sales of the Company's voice-based products accounted for approximately 47%, 44% and 58% of its net revenue for the fiscal years ended 1999, 2000 and 2001, respectively. In addition, 72%, 53% and 42% of the Company's net revenues in fiscal 1999, 2000 and 2001, respectively, were licensing revenues from its prior business of licensing speech compression technologies. Since the Company sold its speech compression business in September 1999, it expects its revenues from licensing speech compression technologies to significantly decrease. If the Company's VoiceLogistics(TM) products are accepted by the market, these products will account for a large percentage of its net revenue in the future. If the Company's VoiceLogistics(TM) products are unsatisfactory, or if the Company is unable to generate significant demand for these products, or Voxware fails to develop other significant products, its business will be materially and adversely affected.

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If the Company is unsuccessful in managing its recently acquired business, its will be unable to grow the business and generate revenues and profits.

In February 1999, the Company acquired from Verbex the assets and technology relating to the Company's business of selling speech recognition-based products for the warehousing and manufacturing markets and other industrial markets. In September 1999, the Company also sold the assets relating to its prior business of licensing speech coding and audio compression technologies. Voxware therefore have very limited operating history and experience in its primary line of business. In particular, most of the Company's senior management, including Dr. Bathsheba J. Malsheen, its President and Chief Executive Officer, has been operating the Verbex business only since February 1999. Accordingly, the Company cannot assure you that its management will be effective in operating its business in order to generate substantial revenues, or operating or net income.

If the Company doesn't develop or acquire and introduce new and enhanced products on a timely basis, its products may be rendered obsolete.

The markets for Voxware's speech recognition products and technologies are characterized by rapidly changing technology. The introduction of products by others based on new or more advanced technologies could render the Company's products obsolete and unmarketable. Therefore, the Company's ability to build on its existing technologies and products to develop and introduce new and enhanced products in a cost effective and timely manner will be a critical factor in its ability to grow and compete. Voxware cannot assure you that it will develop new or enhanced products successfully and in a timely manner. Further, Voxware cannot assure you that new or enhanced products will be accepted by the market. The Company's failure to develop new or enhanced products, including its failure to develop or acquire the technology necessary to do so, would have a material adverse effect on its business.

If the Company's competitors introduce better or cheaper products, its products may not be profitable to sell or to continue to develop.

The business in which Voxware engages is highly competitive. Success is influenced by advances in technology, product improvements and new product introductions, as well as marketing and distribution capabilities, and price competition. Failure to keep pace with product and technological advances could adversely affect Voxware's competitive position and prospects for growth. The Company's products compete with those being offered by larger, traditional computer industry participants who have substantially greater financial, technical, marketing and manufacturing resources than the Company. Voxware cannot assure you that it will be able to compete successfully against these competitors or that competitive pressures faced by it would not adversely affect its business or operating results.

If the Company cannot integrate its speech recognition products with other components of customer systems, it may not be able to sell its products.

Although state-of-the-art speech recognition technology is important to generating sales in Voxware's target markets, other components of a voice-based system are also necessary. The Company's products must be easily integrated with customers' asset management and information systems. The ability to incorporate speech recognition products into customers' systems quickly and without excessive cost or disruption will be a key factor in Voxware's success. The Company does not now possess all the necessary components for system integration. Acquisitions, joint ventures or other strategic relationships may be required for Voxware to develop or obtain access to the necessary components to achieve market penetration. The Company cannot assure you that its efforts will be successful and, to the extent it is unsuccessful, its business may be materially adversely affected.

If the Company's third-party partners do not effectively market and service its products, it will not generate significant revenues or profits from sales of its products.

The Company expects to utilize third parties, such as consultants, value added resellers, or VARs, and system integrators, to sell and/or assist the Company in selling its products. To date, Voxware has signed agreements with several of these third-party partners. The Company believes that the establishment of a network of third-party partners, particularly abroad, with extensive and specific knowledge of the various applications critical in the industrial market is important for the Company to succeed in that market. Some third-party partners also purchase products from Voxware at a discount and incorporate them into application systems for various target markets, and/or consult Voxware in the development of application systems for end users. For the foreseeable future, the Company may sell fewer products if it cannot attract and retain third-party partners to sell and service its products effectively and that provide timely and cost-effective customer support. An increasing number of companies compete for access to the types of partners Voxware uses. The Company's current arrangements with third-party partners generally may be terminated by either party at any time upon 30 days prior written notice. The Company cannot assure you that its partners will continue to purchase and re-sell its products or provide it with adequate levels of support. If the Company's partner relationships are terminated or otherwise disrupted its operating performance and financial results will be adversely affected.

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If the Company cannot attract and retain management and other personnel with experience in the areas of the Company's business focus, it will not be able to manage and grow its business.

Voxware has been developing and selling its speech recognition products and technologies only since February 1999. Since that time, the Company has been hiring personnel with skills and experience relevant to the development and sale of these products and technologies. If the Company cannot continue to hire such personnel and to retain any personnel hired, its ability to operate the Company's business profitably will be materially adversely affected. Competition for qualified personnel is intense and the Company cannot assure you that it will be able to attract, assimilate or retain qualified personnel.

If the Company cannot protect its proprietary rights and trade secrets or if it is found to be infringing on the patents and proprietary rights of others, its business would be substantially harmed.

The Company's success depends in part on its ability to protect the proprietary nature of its products, preserve its trade secrets and operate without infringing the proprietary rights of others. If others obtain and copy the Company's technology or others claim that the Company is making unauthorized use of their proprietary technology, the Company may get involved in lengthy and costly disputes to resolve questions of ownership of the technology. If Voxware is found to be infringing on the proprietary rights of others, it could be required to seek licenses to use necessary technology. Voxware cannot assure you that licenses of third-party patents or proprietary rights would be made available to the Company on acceptable terms, if at all. In addition, the laws of certain countries may not protect Voxware's intellectual property. To protect the Company's proprietary rights, it seeks patents and it enters into confidentiality agreements with its employees and consultants with respect to proprietary rights and unpatented trade secrets. The Company cannot assure you that patent applications in which it holds rights will result in the issuance of patents. The Company cannot assure you that any issued patents will provide significant protection for its technology and products. In addition, the Company cannot assure you that others will not independently develop competing technologies that are not covered by its patents. The Company cannot assure you that confidentiality agreements will provide adequate protection for its trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. Any unauthorized disclosure and use of Voxware's proprietary technology would have a material adverse effect on its business.

The price of the Company's common stock has been highly volatile due to factors that will continue to affect the price of its stock.

Voxware's common stock closed as high as $12.50 and as low as $.14 per share between February 1, 2000 and September 21, 2001. Historically, the over-the-counter markets for securities such as the Company's common stock have experienced extreme price fluctuations. Some of the factors leading to this volatility include:

 .  Fluctuations in Voxware's quarterly revenue and operating results;
 .  Announcements of product releases by the Company or its competitors;
 .  Announcements of acquisitions and/or partnerships by the Company or its competitors; and
 .  Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.
These factors may continue to affect the price of Voxware's common stock in the future.

Voxware issued 4,000 shares of its Series A Preferred Stock and a common stock purchase warrant (the "2000 Warrant") to Castle Creek Technology Partners, LLC in a private placement on August 15, 2000. The number of shares of common stock issuable by Voxware upon conversion of the Series A Preferred Stock and exercise of the 2000 Warrant can increase substantially in certain events. If these events were to occur, Voxware would not receive any additional payment from the holders of the Series A Preferred Stock and the 2000 Warrant for the additional shares. Any increase in the number of shares of common stock issuable may result in a decrease in the value of the outstanding shares of common stock.

In April 2001, Voxware issued 714,000 shares of common stock and a common stock purchase warrant (the "2001 Warrant") to purchase 2,142,000 shares of common stock to Castle Creek Technology Partners, LLC. The securities issued in this transaction are subject to anti-dilution protection in the event the Company issues securities prior to specified dates at a price below the purchase price of the shares, which is $.34 per share. The anti-dilution protections set forth in the agreements which the Company and the selling stockholder entered into in April 2001 require the Company to issue to the selling stockholder additional warrants to purchase shares of its common stock any time it issues its common stock (or securities convertible into its common stock) at a price below $.34. Such additional warrants, if issued, will have a term of ten years, an exercise price of $.01 per share and will be exercisable only to the extent that the number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by the selling stockholder does not exceed 4.99% of the Company's then outstanding shares of common stock. In addition, the number of shares of common stock which the Company must issue pursuant to additional warrants may increase substantially in the event it fails to maintain the effectiveness of this registration statement on Form S-2 or adequately update this registration statement. The sale of shares to Castle Creek Technology Partners, LLC in April 2001 reset the conversion price of the Series A Preferred Stock to $.34.

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The Series A Preferred Stock was convertible into 2,217,677 shares of the
Company's common stock and the 2000 Warrant is currently exercisable for 727,273 shares of its common stock. The number of shares of common stock which the Company must issue upon conversion of the Series A Preferred Stock may increase substantially in the following events:

 . if the market prices of the Company's common stock are generally lower during the 45 day period following the later of (i) 271 days after the effective date of a registration statement covering the resale of the shares of common stock and (ii) August 15, 2001, than the market price of the Company's common stock as of August 15, 2000;
 .  if the Company does not allow conversion of the shares of Series A Preferred
   Stock or the Company fails to deliver a stock certificate for common stock within the required time periods after the Company receives notice of an intent to convert the Series A Preferred Stock;
 . if the Company fails to maintain the effectiveness of its registration statement on Form S-3 declared effective on September 15, 2000 or adequately update such registration statement; and
 . if the Company issues securities at a price below the conversion price of the Series A Preferred Stock, which was reset to $0.19 on August 19, 2001 to reflect the market price of the common stock on such date as defined in the Series A Stock agreement currently $.34, or at prices below the prevailing market price at the time of issuance.

The number of shares of common stock which the Company must issue upon exercise of the 2000 Warrant may increase substantially in the following events:

 .  if the market price of the Company's common stock on November 15, 2001 is lower than the market price of its common stock as of August 15, 2000; and . if the Company issues securities at a price below the exercise price of the
   2000 Warrant, which is initially $3.4375, or at prices below prevailing market price at the time of issuance.

The perceived risk of dilution or any actual dilution occasioned by Series A Preferred Stock, the 2000 Warrant or the 2001 Warrant may cause the Company's stockholders to sell their shares, which would contribute to the downward movement in stock price of the common stock. In addition, the significant downward pressure on the trading price of the common stock could encourage investors to engage in short sales, which would further contribute to the downward spiraling price of the common stock.

The perceived risk of dilution or any actual dilution occasioned by the conversion of Series A Preferred Stock or the exercise of the 2000 Warrant or the 2001 Warrant could also make it difficult to obtain additional financing. New investors could either decline to make an investment in Voxware due to the potential negative effect of the dilution on a potential investment or require that their investment be on terms at least as favorable as the terms of the transactions with Castle Creek Technology Partners, LLC.

Future sales of the Company's common stock in the public market could adversely affect the price of its common stock.

Sales of substantial amounts of the Company's common stock in the public market that are not currently freely tradable, or even the potential for such sales, could impair the ability of the Company's stockholders to recoup their investment or make a profit. As of June 25, 2001, these shares consist of:
 .  approximately 68,109 shares of common stock owned by Voxware's executive officers and directors;
 .  approximately 650,000 shares of common stock which may be sold under prior prospectuses;
 .  approximately 5,570,000 shares of common stock issued to a selling stockholder which may be sold under this prospectus;
 .  up to 2,217,677 shares of common stock issuable upon conversion of the Series
   A Preferred Stock (if certain adjustment events take place) issued in August 2000 and which may be sold under a prior prospectus; and
 . approximately 2,364,281 shares issuable to warrant holders (if certain adjustment events take place) and option holders, including 1,103,000 shares which may be sold under prior prospectuses.

If the holder of the Series A Preferred Stock and the 2000 Warrant elects to have the Series A Preferred Stock and the 2000 Warrant assumed by a potential acquirer of Voxware, the acquirer could be deterred from completing the acquisition.

The Series A Preferred Stock and the 2000 Warrant permit the holder to elect to have their shares of Series A Preferred Stock and the 2000 Warrant remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of Voxware's obligations to the holder. This could deter a potential acquirer from completing an acquisition of the Company.

Among Voxware's obligations which an acquirer might be forced to assume which would act as a deterrent are:
 .  the price adjustment provisions which could have an adverse effect on the market value of the acquirer's outstanding securities;
 . the obligation to register the re-sale of the common stock issuable upon conversion of the Series A Preferred Stock and the 2000 Warrant which could result in the sale of a substantial number of shares in the market;
 .  the obligation to pay dividends on the Series A Preferred Stock;
 . the obligation to pay the holders of Series A Preferred Stock the amount invested plus accrued dividends before any other stockholder receives any payment if the Company is liquidated; and

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 .  the obligation to seek the consent of the holders of the Series A Preferred
   Stock before the Company can issue securities which have senior or equal rights as the Series A Preferred Stock, sell all or substantially all of the Company's assets, or take other actions with respect to the Series A Preferred Stock or securities which have less rights than the Series A Preferred Stock.

The Company's common stock is considered "a penny stock" and may be difficult to sell.

The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of the Company's common stock is substantially less than $5.00 per share and therefore may be designated as a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the Company's common stock and may affect the ability of investors to sell their shares. In addition, since the Company's common stock is traded on the NASD OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of the Company's common stock.

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